November 7, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street NE
Washington, D.C. 20549

Attn:	Tyler Howes
James Lopez

Re:	System1, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 15, 2024
File No. 001-39331

Dear Messrs. Howes and Lopez:

This letter responds to the follow-up letter of the staff (the “Staff”) of the United States Securities and Exchange Commission, dated November 4, 2024, addressed to Michael Blend, Chief Executive Officer of System1, Inc. (the “Company”), regarding the Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and the Company’s corresponding response to the letter of the Staff, dated September 20, 2024.

For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced in full from the Staff’s letter, provided in bold, italics, and followed by the Company’s corresponding response to the Staff’s comment.

1.We note your response to prior comment 1 and amended Form 10-K. It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

RESPONSE: The Company acknowledges that, in connection with filing Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (Item 11. Executive Compensation) concurrently with the response letter to Staff’s correspondence from September 20, 2024, it inadvertently did not include the corresponding interactive data disclosure regarding its recovery analysis in an Interactive Data File, as required in accordance with Rule 4.05 of Regulation S-T and the EDGAR Filer Manual. The Company hereby confirms to the Staff that it will include such interactive data in any future filings where it conducts a corresponding recovery analysis regarding executive compensation.

Should the Staff have additional questions or comments regarding the foregoing letter, please do not hesitate to contact me at (909) 720-6902 or via email at tridi@system1.com.

***

Very truly yours,

System1, Inc.

/s/ Tridivesh Kidambi
Tridivesh Kidambi
Chief Financial Officer

cc:	Michael Blend, Chief Executive Officer
Steven B. Stokdyk, Latham & Watkins LLP

4235 Redwood Avenue Marina Del Rey, CA 90066